THE O’NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

December 7, 2006

Michael Moran
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fuego Entertainment, Inc.
Form 10-KSB for Fiscal Year Ended may 31, 2006
Filed September 18, 2006
File No. 0-52054
Form 8-K Dated August 24, 2006
Filed August 25, 2006
File No. 0-52054
Form 8-K Dated August 29, 2006
Filed September 5, 2006
File No. 0-52054

Dear Mr. Moran:

We are writing in response to your comment letter dated October 26, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

1. Noted. We shall include such information in the company’s future filings as required by Item 201 (a) of Regulation SB.

2.
Meals capitalized were for the crew who are not employees of the Company. They are hired to perform filming services and the Company paid their meals while on location. Absolutely no general and administrative costs were capitalized.

3.	Noted for disclosure in future reports.

4.
The President and CEO of the Company owns 100% of the rights to the Film Zafiros Locural Azul. The film has never been distributed or commercialized. Fuego Entertainment acquired from the Company’s President the right to market, promote, and distribute the film in all formats: Theatrical release, Television, cable, DVD. This is part of a 10 year licensing agreement in which Fuego Entertainment will keep 75% of the net revenues generated. There was not payment of any kind involved in the transaction.

5.
All projects are in final post production stages: The reason why these projects have been postponed are as follows. The company is seeking distribution for each individual project while exploring other possibilities such as going straight to DVD sales, instead of seeking theatrical distribution. In addition, there are other reasons outlined below for the delay that apply to each individual project:

a) Gold In Ecuador is almost complete. The company is currently trying to seek distribution for this project prior to incurring anymore postproduction cost. This project will be released upon obtaining distribution.

b) One Million Millionaires: This documentary is in final postproduction stage and has not been finished because the company is waiting for the outcome of an ongoing investigation of the individual whose life this documentary life is based on. There have also been several legal complaints filed against this person. Mr. Cancio has elected to wait and see the outcome of this pending legal matter in order to include it in the film project. In essence, the company is waiting for an ending to this story. Because of the above mentioned, there is no targeted distribution date for this project.

c) Counterfeit Conspiracy: This documentary is still in postproduction (editing). The company continues to add received material and information that it is considering including in the film. The company expects this film to be complete in the summer of 2007.

Neither the Puerto Rican Television project nor any other project the company is currently working on will affect the film projects.

6.
Management assessed the fair value the films in production and has not changed its previous position that the net present values of projected cash flows exceed the capitalized costs. Management estimated each of the projects individually with discounted cash flow projections for the next 5 years. It also projected its final costs to finalize each film for public release or sale. Management assumed a sales volume for each film based upon our knowledge of DVD releases that are similar in content. It also estimated a net revenue amount per DVD to use for our projections. From these figures management extrapolated the discounted cash flows for the next 5 years.

	Unamortized	Net present value	Amount in
	Projected Costs	of cash flows	excess of costs
Gold in Ecuador	$16,441	$160,000	$143,559
One Millionaire Millionaires	16,905	520,000	503,095
Counterfeit Conspiracy	32,658	680,000	647,342
The Trader Show	41,307	810,000	768,693

	$107,311	$2,170,000	$2,062 689

7.
All projects that generated revenues were work for hire projects such as corporate and music videos, consulting fees, etc. The company, from inception, has engaged in such projects and will continue to seek projects of this nature. The company engaged in three to four projects per period. All projects were completed and did not continue into the future.

8.	No employee compensation was ever included in the cost of filming projects since inception.

9.
Fuego Entertainment has not made any direct investment for the TV Station in Puerto Rico. “The “substantial funds” invested thus far by Fuego is directly related to the Television project and not the TV station itself. The investment consist of Fuego, development of TV programming, producing TV pilots for several shows Fuego intents to produce, a sales presentation DVD that showcases the extend of Fuego’ programming. Fuego also hired a team of sales representative with the sole intention of presenting our DVD to the many different advertising agencies in the Island of Puerto Rico. The intention was to get solid commitments from the Advertising agencies and their respective clients to sponsor the shows prior to management making the final decision of going into full production. . All of the above mentioned was done in anticipation of Fuego intention to manage and operate the Station in Puerto Rico that is leased by the company President. Management anticipates incurring substantial cost to manage and operate the stations and to continue the development of fresh content (programming), which could have an impact on the liquidity and resources of the company. Management is currently seeking funding for this project and expects to have funding in place by end of year. Having explained the above, managements believes that with the above mentioned already in place, the TV project in Puerto Rico will bring substantial revenues to the company due to tremendous potential of advertising sales. In essence it is management believes that the end result will amount to a positive impact on the liquidity and resources of the Company.

10.	We have revised accordingly.

11.	We have revised accordingly.

12.	We have revised accordingly.

13.
Documentation supporting cash transactions including payments for crew compensation was non existent. The Company should have obtained from each crew member the amount paid and their signature as well as information necessary to generate the appropriate government forms 1099 and 1096.

In connection with the development of a leased TV channel in Puerto Rico, the Company shared in paying for certain expenses including travel, lodging and meals for its President, in connection with the pursuit of available TV programming in that area. There was inadequate documentation to support the allocation of such expenses between the Company and the TV station owned by the Company’s president. In addition there were no signed agreements between the Company and the personnel retained to perform services in connection with obtaining TV programming which should disclose as a minimum, the nature of the services to be rendered, the amount of periodic compensation being paid and the term of the services.

The lack of support concerning the above matters was considered to be a material weaknesses in internal control, which weakness commenced during the entire period from inception of the Company as to the first mater and the last quarter of the fiscal year ended May 31, 2006, as to the second matter.

The President of the Company has since required documentation for all disbursements, has recorded in a journal the information necessary to allocate amounts among entities, and will obtain written agreements for all services to be provided to the Company.

14. We have revised accordingly.

15.	Hugo Cancio was never paid compensation. $3,000 per month since inception was contributed to capital by him.

16.
Fuego paid Braverman International CPA a total of $59,702 for audits and interim filings including SB-2 registration reviews. The SB-2 was $15,628, The interim filings were $7,789 and the rest was for two audits of $36,285.

17.	The 34,959,562 shares are issued and outstanding at May 31, 2006. The revision in the audited balance sheet at that date was made.

18.	We have amended the presentation of production costs as an operating activity in accordance with FAS 95.

19.
The Company paid $119,219 towards the development of contracted services in Puerto Rico in connection with its planned management of programming for a TV channel to be located there. Of that amount $79,745 was reimbursed by the president of the Company, leaving $39,474 as the Company’s portion which was considered to be a development expense to enable the Company to determine whether there was sufficient interest by local Puerto Rican businesses to provide programming content to obtain revenues from major advertisers. The Company’s shared payments for some of the development expenses was provided for the purpose of eventually managing the programming for the TV channel and did not result in any equity investment or beneficial interest in the corporation formed by the president of the Company to lease the TV channel in Puerto Rico.

20.
The relevance of the President’s investment in the radio station in Puerto Rico is that Fuego’s management of the station is dependent on the President’s acquisition of the leased TV channel in Puerto Rico.

Braverman International, P.C.’s unaudited comment regarding the President’s investment therein was based on a review of a draft copy of an audit report furnished to the President by a CPA firm in Puerto Rico for his investment in the TV channel.

21.
The accounting firm, Mendez and Company, P.A. is a Miami based CPA firm and a related party because the CPA/owner of the firm is a shareholder of the Company. The CPA furnishes write up work for Fuego and does not have a conflicting with the interest Fuego’s independent CPA firm, Braverman International, P.C.

22.	We have revised accordingly.

23.	We have revised the Form 8K as requested.

24.	There was no disagreement between the company and its CEO and Mr. Rodriguez. The description of the circumstances that let to Mr. Rodriguez resignation is as stated in the 8K filed.

25.	These documents have been filed as Exhibits to the Amended 8-K.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal